UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

TERRA INDUSTRIES INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

457729101

(CUSIP Number)

N. Jordan

Secretary

Anglo American plc

20 Carlton House Terrace

London SW1Y 5AN, United Kingdom

011-44-207-698-8888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457729101	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

ANGLO AMERICAN plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER By subsidiary: 37,560,725 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER By subsidiary: 37,560,725 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,560,725 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 457729101	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

TAURUS INVESTMENTS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 37,560,725 Common Shares 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 37,560,725 Common Shares 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,560,725 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 457729101	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

TAURUS INTERNATIONAL S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 457729101	SCHEDULE 13D	Page 5 of 13 Pages

Item 1.     Security and Issuer.

This Amendment No. 18 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos. 1 through 17, the “Schedule 13D”), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), relating to common shares, no par value (the “Common Shares”), of Terra Industries Inc. (“Terra”), a Maryland corporation, with its principal executive offices located at Terra Centre, 600 4th Street, Sioux City, Iowa 51101.

Item 2.    Identity and Background.

Item 2 is hereby amended by replacing the last paragraph with the following:

“During the last five years, neither any of Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International or Taurus, any of the directors or executive officers of Anglo American, Taurus International or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.”

Item 2 of the Schedule 13D is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 18.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by the addition of the following paragraphs:

“Pursuant to an agreement, dated July 18, 2003, between Taurus International and Taurus (the “Share Sale Agreement”), Taurus acquired 37,560,725 Common Shares of Terra from Taurus International, on July 22, 2003, in exchange for an obligation by Taurus to pay Taurus International $46,575,299. The transaction was part of an internal restructuring of the holdings of two indirect wholly owned subsidiaries of Anglo American and is not intended to affect the relationship between Anglo American and Terra.

The information set forth under Item 6 below is incorporated herein by reference.”

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

“(a) Except as referred to in Item 2 hereof, neither Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International or Taurus, any of the executive officers or directors of Anglo American, Taurus International or Taurus, owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

As of the date hereof, Anglo American and Taurus are deemed to beneficially own 37,560,725 Common Shares of Terra, or 48.9 % of the total number of outstanding Common Shares of Terra, as reported to Anglo American, Taurus International and Taurus by Terra. Taurus International has disposed of its entire holding of the Common Shares of Terra under the Share Sale Agreement and owns no Common Shares of Terra as of the date hereof.

(b) Taurus International has voting or dispositive power with respect to no Common Shares of Terra. Taurus has sole voting and dispositive power with respect to 37,560,725 Common Shares of Terra, or 48.9 % of the outstanding Common Shares of Terra. Anglo American, through its subsidiary Taurus, has sole voting and dispositive power with respect to 37,560,725 Common Shares of Terra, or 48.9 % of the outstanding Common Shares of Terra.

CUSIP No. 457729101	SCHEDULE 13D	Page 6 of 13 Pages

(c) Neither Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International or Taurus, the executive officers or directors of Anglo American, Taurus International or Taurus, has effected, during the 60 days preceding the date of this Schedule 13D, any transaction in the Common Shares of Terra except as disclosed in this Amendment.

(d) The information set forth under Item 6 below is incorporated herein by reference.

(e) On July 22, 2003, Taurus International disposed of its entire holding of the Common Shares of Terra under the Share Sale Agreement and owns no Common Shares of Terra as of the date hereof.”

Item 6.    Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following paragraphs:

“On July 18, 2003, Taurus International and Taurus entered into the Share Sale Agreement pursuant to which Taurus International sold 37,560,725 Common Shares of Terra to Taurus on July 22, 2003 at a price of $1.24 per share. This price was based on the closing price of Common Shares of Terra as quoted on the New York Stock Exchange on July 21, 2003. In consideration of the sale, Taurus became obligated to pay Taurus International a total of $46,575,299. The outstanding amount of the debt will incur interest at LIBOR plus 50 basis points and will be payable on demand of Taurus International.

Pursuant to the Share Sale Agreement, Taurus International will be entitled to an additional payment from Taurus if Taurus disposes of the Common Shares of Terra for a profit under certain conditions.

This description of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Sale Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.”

Item 7.    Material to be filed as Exhibits.

The following is hereby added as an exhibit:

Share Sale Agreement, dated July 18, 2003, between Taurus International and Taurus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2003

ANGLO AMERICAN PLC

By:	/s/ N. JORDAN
Name: N. Jordan
Title: Secretary

TAURUS INTERNATIONAL S.A.

By:	/s/ D.A.L. BENNETT
Name: D.A.L. Bennett
Title: Secretary

TAURUS INVESTMENTS S.A.

By:	/s/ D.A.L. BENNETT
Name: D.A.L. Bennett
Title: Secretary

CUSIP No. 457729101	SCEDULE 13D	Page 7 of 13 Pages

ANNEX A

I. The following list sets forth the names of certain Directors and Executive Officers of Anglo American.

Name:	Sir Mark Moody-Stuart (Chairman)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman of Anglo American

Name:	Mr A.J. Trahar (Chief Executive)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive Officer, Anglo American

Name:	Mr D.J. Challen (Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

Name:	Mr B.E. Davison (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Director, Anglo American

Name:	Dr. C.E. Fay (Non-Executive Director)
Citizenship:	British
Business Address:	Merrifield, Links Road, Bramley, Guildford, GU5 OAL, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr R.M. Godsell (Non-Executive Director)
Citizenship:	South African
Business Address:	PO Box 62117, Marshalltown 2107, Republic of South Africa
Principal Occupation:	Executive Director and Chief Executive, AngloGold Limited

Name:	Mr D.A. Hathorn (Member of Executive Committee)
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Mondi (Europe)

Name:	Mr R.J. King (Member of Executive Committee)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Executive Vice President, Group Human Resources and Business Strategy,
Anglo American

Name:	Mr A.W. Lea (Finance Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Finance Director, Anglo American

Name:	Mr G. Lindahl (Non-Executive Director)
Citizenship:	Swedish
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Director

Name:	Mr R.J. Margetts CBE (Senior Independent Non-Executive Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Legal and General Group plc

Name:	Mr W.A. Nairn (Executive Director)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Technical Director, Anglo American

CUSIP No. 457729101	SCEDULE 13D	Page 8 of 13 Pages

Name:	Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:	South African
Business Address:	De Beers House, Corner Amethyst Street and Crownwood
Road, Theta, Johannesburg, 2013, Republic of South Africa
Principal Occupation:	Director and Chairman, De Beers

Name:	Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:	South African
Business Address:	BP Town Square
61 St George’s Mall
Cape Town 8001
South Africa
Principal Occupation:	Regional President, BP Africa

Name:	Sir David Scholey (Non-Executive Director)
Citizenship:	British
Business Address:	1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:	Director of Companies

Name:	Mr S.R. Thompson (Member of Executive Committee)
Citizenship:	British
Business Address:	44 Main Street, Johannesburg, South Africa
Principal Occupation:	Chief Executive, Anglo American Base Metals Division

Name:	Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:	Belgian
Business Address:	Puttestraat 10
B-1650 Beersel
Belgium
Principal Occupation:	Director of Companies

II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

Name:	Mrs G.F. Adams (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Manager, Human Resources and Administration, Anglo American Luxembourg

Name:	Mr D.A.L. Bennett (Director)
Citizenship:	British
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Company Secretary, Anglo American Luxembourg

Name:	Mr T.A.M. Bosman (Director)
Citizenship:	Dutch
Business Address:	48 rue de Bragance, Luxembourg
Principal Occupation:	Group Tax & Finance Manager, Anglo American Luxembourg

Name:	Mr N. Jordan (Director)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Company Secretary, Anglo American

III. The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex “A” in which other information concerning them is set out, to which sections reference is hereby made:

G.F. Adams	(Director)	SECTION II.

D.A.L. Bennett	(Director)	SECTION II.

T.A.M. Bosman	(Director)	SECTION II.

N. Jordan	(Director)	SECTION II.

CUSIP No. 457729101	SCHEDULE 13D	Page 9 of 13 Pages

EXHIBIT

DATED 18 July 2003

(1) Taurus International S.A.

(2) Taurus Investments S.A.

SHARE SALE AGREEMENT

Maitland & Co

35 rue La Boétie

75008 Paris

Tel: (+33 1) 5389 1120

www.maitlandgroup.com

CUSIP No. 457729101	SCHEDULE 13D	Page 10 of 13 Pages

This Agreement is made as of 18 July 2003

Between:

(1)  Taurus International S.A., a company incorporated in accordance with the laws of Luxembourg having its registered office at 48 rue de Bragance, L-1255 Luxembourg (the “Seller”); and

(2)  Taurus Investments S.A., a company incorporated in accordance with the laws of Luxembourg having its registered office at 48 rue de Bragance, L-1255 Luxembourg (the “Purchaser”).

Recital

The Seller wishes to sell, and the Purchaser wishes to acquire, the Sale Shares (as defined below) on and subject to the terms and conditions of this Agreement.

It is agreed as follows:

1.  Interpretation

In this Agreement, unless the context otherwise requires:

1.1  the following words and expressions shall have the following meanings:

1.1.1  “Effective Date” means 22 July 2003 or such later date as may be agreed by the Parties;

1.1.2  “LIBOR” means the six-month London Inter-Bank Offer Rate for United States Dollars as published in the London Financial Times;

1.1.3  “Party” means a party to this Agreement;

1.1.4  “Sale Shares” means all of the shares held by the Seller in the capital of Terra Industries Inc., being 37,560,725 Common Shares without par value;

1.2  words denoting any one gender include all other genders and words denoting the singular shall include the plural and vice versa;

1.3  a reference to a “clause” is a reference to a clause of this Agreement; and

1.4  the headings are for ease of reference only and shall not affect the interpretation of this Agreement.

2.  Sale of Shares

2.1  The Seller hereby agrees to sell and the Purchase hereby agrees to purchase the Sale Shares on the terms and conditions of this Agreement.

CUSIP No. 457729101	SCHEDULE 13D	Page 11 of 13 Pages

2.2  Subject to the provisions of paragraph 5 below, the risk in and benefit of the Sale Shares shall be deemed to have passed to the Purchaser on the Effective Date, and from that date all rights and advantages accruing thereto, including any dividends or distributions thereafter declared or paid on the Sale Shares, and all obligations in respect of the Sale Shares will be for the Purchaser’s account.

3.  Consideration

The consideration for the sale of the Sale Shares shall be an amount calculated by multiplying the number of Sale Shares by the closing price for shares in Terra Industries Inc. as quoted on the New York Stock Exchange on 21 July 2003 which amount shall remain outstanding as a debt bearing interest at the rate of LIBOR plus 50 basis points which debt shall be repayable by the Purchaser on demand.

4.  Completion

Completion of the transactions contemplated by this Agreement shall take place on the Effective Date and, as soon as practicable thereafter the Seller shall procure that there are delivered to the Purchaser share transfer forms and share certificates relating to the Sale Shares and such other documents or instruments duly executed which might be necessary to transfer title to the Sale Shares effectively to the Purchaser pursuant to this Agreement.

5.  Seller’s Right to Sale Proceeds

If the Purchaser shall, within a period of one year from the Effective Date, sell 10% or more of the Sale Shares, whether in one or more tranches, for an average price per share in excess of USD 7.50, then:

5.1  the Purchaser shall, within 7 days of the first anniversary of the Effective Date, serve notice on the Seller, such notice to contain a full reconciliation of the number of Sale Shares sold and the price per share sold; and

5.2  the Seller shall be entitled, on notice to the Purchaser, to payment of an amount calculated by subtracting USD 7.50 from the average sale price per share and multiplying the result by the number of Sale Shares sold by the Purchaser, which amount shall be paid by the Purchaser to the Seller within 14 days of receipt of the Seller’s notification.

6.  Warranties

No warranties, indemnities, representations or undertakings (whether express, implied or otherwise) with regard to the Sale Shares or the title of the Seller to the Sale Shares are or have been given by the Seller, nor are they implied by virtue of the Seller entering into this Agreement. The Seller shall, and shall be obliged to, transfer to the Purchaser only such right, title or interest as it may have to the Sale Shares and subject to any pledge, lien or any encumbrance over the Sale Shares.

CUSIP No. 457729101	SCHEDULE 13D	Page 12 of 13 Pages

7. General

7.1 Each Party acknowledges that in entering into this Agreement it has not relied on any representation, warranty, agreement, statement or other assurance (except those set out in this Agreement) made by or on behalf of any Party and that (in the absence of fraud) it will not have and it hereby explicitly waives any right or remedy arising out of any representation, warranty, agreement, statement or other assurance not set out in this Agreement.

7.2 No variation or agreed termination of this Agreement shall be of any force or effect unless in writing and signed by each Party.

7.3 The failure to exercise or delay in exercising any right or remedy under this Agreement shall not constitute a waiver of that right or remedy or a waiver of any other right or remedy and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of that right or remedy or the exercise of any other right or remedy.

7.4 Each Party shall be entitled to assign its rights or obligations under this Agreement to any person without the written consent of each other Party.

8. Notices

8.1 Any notice or other communication under or in connection with this Agreement shall be in writing and (unless otherwise agreed in writing) shall be delivered personally or by a commercial courier to the Party due to receive the notice or communication at its address set out above or at such other address as the relevant Party may specify by notice in writing to the other Party.

8.2 Any notice or other communication shall be deemed to have been duly given if delivered personally when left at the address referred to in clause 8.1 or if delivered by commercial courier on the date of signature of the courier’s receipt.

9. Governing Law

The construction, validity and performance of this Agreement shall be governed and construed in all respects in accordance with Luxembourg law.

10. Counterparts

This agreement may be executed in any number of counterparts each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.

This Agreement has been entered into on the date stated at the beginning of this document.

CUSIP No. 457729101	SCHEDULE 13D	Page 13 of 13 Pages

Signed by: T.A.M. Bosman	)
on behalf of	)	/s/ T.A.M. BOSMAN
Taurus International S.A.	)

Signed by: D.A.L. Bennett	)
on behalf of	)	/s/ D.A.L. BENNETT
Taurus Investments S.A.	)